BB 12/23

ES
E COMMISSION
20549

04014770

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 14 2004
WASH. D.C. 179

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paz Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 Congress Avenue, Suite 3106
(No. and Street)

Boca Raton	Florida	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Simon Mizrachi (561) 995-7955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arik Eshel, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

275 7th Avenue, Suite 1505	New York,	New York	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon Mizrachi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paz Securities, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Don Zabawa
My Commission DD150529
Expires September 17, 2006

Notary Public

Signature

VP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arik Eshel
CERTIFIED PUBLIC ACCOUNTANT

275 7TH AVENUE
SUITE 1505
NEW YORK, NY 10001

350 VANDERBILT MOTOR PARKWAY
SUITE 404
HAUPPAUGE, NY 11788

INDEPENDENT AUDITOR'S SUPPLEMANTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders of
Paz Securities, Inc.

In planning and performing our audit of the financial statements of Paz Securities, Inc. (the "Company") for the year ended September 30, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for Securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

TEL: (631) 273-9532 • (212) 691-2603 • FAX (631) 434-8321 • E-MAIL: ARIK@ARIKESHELCPA.COM

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers and should not be used for any other purpose.

Arik Eshel, Certified Public Accountants
Hauppauge, New York
November 29, 2004

Report pursuant to Rule 17a-5(d) and report of independent certified public accountants

PAZ Securities, Inc.

September 30, 2004

Arik Eshel
CERTIFIED PUBLIC ACCOUNTANT

275 7TH AVENUE
SUITE 1505
NEW YORK, NY 10001

350 VANDERBILT MOTOR PARKWAY
SUITE 404
HAUPPAUGE, NY 11788

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Paz Securities, Inc.

We have audited the accompanying statement of financial condition of Paz Securities, Inc. (the "Corporation") as of September 30, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paz Securities, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arik Eshel, Certified Public Accountants
Hauppauge, New York
November 29, 2004

TEL: (631) 273-9532 • (212) 691-2603 • FAX (631) 434-8321 • E-MAIL: ARIK@ARIKESHELCPA.COM

CONTENTS

PAZ SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

September 30, 2004

ASSETS	
Cash and Cash Equivalents	**$ 7,448**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts Payable	$ 980
Stockholder's Equity	
Common Stock, no par value; 80 shares authorized, issued and outstanding	900
Contributed capital	57,468
Accumulated deficit	(51,900)
Total stockholder's equity	6,468
Total liabilities and stockholder's equity	**$ 7,448**

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.
STATEMENT OF OPERATIONS

September 30, 2004

Commission Revenue	$ 20
Selling, general, and administrative expenses	18,870
NET LOSS	**($ 18,850)**

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

For the Year ended September 30, 2004

	Common Stock	Contributed Capital	Accumulated Deficit	Total
Balance – October 1, 2004	$ 900	$ 37, 468	($ 33,050)	$ 5,318
Net loss for the year	-	20,000	($ 18,850)	1,150
Balance – September 30, 2004	**$ 900**	**$ 56,468**	**($ 51,900)**	**$ 6,468**

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.
STATEMENT OF CASH FLOWS

September 30, 2004

Cash flows used in operating activities:	
Net Loss for the year	($ 18,850)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in accounts payable	(1,390)
Cash flows provided in financing activities:	
Increase to Additional Paid in Capital	$ 20,000
Decrease in cash and cash equivalents	(240)
Cash and cash equivalents at beginning of year	7,688
Cash and cash equivalents at end of year	**$ 7,448**

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

September 30, 2004

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

1. <u>Nature of Business</u>

Paz Securities, Inc. (the "Corporation"), an Ohio corporation, is a broker of security products and is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc.

In its broker-dealer activities, the Corporation, on a fully disclosed basis, clears all customer transactions through an unaffiliated broker-dealer who maintains the customer accounts.

2. <u>Cash and Cash Equivalents</u>

Cash and cash equivalents consists solely of cash in bank accounts.

3. <u>Commissions and Other Fees</u>

Commissions are recognized as earned, based upon a predetermined percentage of the market value of assets under management and from sales of direct participation programs. Other fees are recognized as charged based on the performance of services for customers.

4. <u>Income Taxes</u>

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 establishes financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax assets is computed by applying the current tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductibile temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent theat the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future. The Corporation has no deferred tax assets or liabilities at September 30, 2003 due to the existence or current and prior period operating losses.

5. <u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Corporation maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would be less than 12.0% of the minimum net capital requirement.

At September 30, 2004, the Corporation's net capital, as defined, was $ 6,486, which was $ 1,486 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital, as defined, was .15 to 1.

SUPPLEMENTAL INFORMATION

PAZ SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

September 30, 2004

Stockholder's equity per statement of financial condition	$ 6,486
Deductions	-
Net capital before haircuts	6,486
Haircuts on securities	-
Net Capital	**$ 6,486**
Aggregate indebtedness	**$ 980**
Ratio of aggregate indebtedness to net capital	**.15 to 1**
Minimum capital required	**$ 5,000**
Excess of net capital over minimum requirement	**$ 1,486**

No material differences exist between the computation above and that included in the Company's X-17a-5 Part IIa filing at September 30, 2004.